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                            November 27, 2023

       Henry Liu
       Chief Executive Officer
       Lakeside Holding Limited
       1475 Thorndale Avenue, Suite A
       Itasca, Illinois 60143

                                                        Re: Lakeside Holding
Limited
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
30, 2023
                                                            CIK No. 0001996192

       Dear Henry Liu:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted October 30, 2023

       Cover Page

   1. Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page.
Please ensure the disclosure is consistent with your underwriting agreement.
       Prospectus Summary, page 1

   2.                                                   We note your disclosure
that you have established strategic    partnerships    with over 150
                                                        warehouses and
distribution terminals in almost all transportation hubs in the U.S. We also note your
disclosure that as of June 30, 2023, you had    partnerships    with over 200
                                                        domestic ground
transportation carriers, including almost all major U.S. domestic ground transportation
carriers. Please revise to describe the nature of such partnerships.
 Henry Liu
FirstName LastNameHenry
Lakeside Holding Limited Liu
Comapany 27,
November  NameLakeside
              2023       Holding Limited
November
Page 2    27, 2023 Page 2
FirstName LastName
Risk Factors
Our business is affected by rising inflation, page 23

3. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
4. If material, please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.
The market price of our common stock may be volatile or may decline regardless of our operating performance, page 27

5. We note your disclosure in this risk factor regarding the risk of price volatility. We also note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Industry and Market Data, page 33

6. We note your use of market and industry data here and throughout the prospectus are derived from industry sources such as McKinsey & Company, Spherical Insights
         & Consulting, Research & Markets, and Mordor Intelligence. Please revise to include the names and dates of these studies or reports. We also note you reference estimates compiled by these sources in your Business section. Please provide citations for this information. If any data in the registration statement relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please also file consents of such third parties pursuant to Rule 436 of the
         Securities Act.
Capitalization, page 36

7.       Disclose the basis for the cash and cash equivalents and
capitalization presented in the pro
         forma column. Describe the pro forma effects reflected in this column, in comparison to the actual basis and pro forma, as adjusted basis.
 Henry Liu
FirstName LastNameHenry
Lakeside Holding Limited Liu
Comapany 27,
November  NameLakeside
              2023       Holding Limited
November
Page 3    27, 2023 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
Revenues, page 41

8. We note you identify several underlying reasons for the material increase of revenues from 2022 to 2023. Please also quantify each of these underlying reasons. Refer to Item
         303(b) of Regulation S-K, or Section III.D of SEC Release No. 33-6835 for guidance. In addition, discuss to the extent how changes in prices you charge your customers or changes in the volume of shipments contributed to the material increase of your revenues between years. Refer to Item 303(b)(2)(iii) of Regulation S-K.
Cost of Revenues, page 42

9. Please explain what alliance costs are and tell us why these costs are appropriately included in the cost of revenues. In addition, quantify each of those underlying reasons you disclose for the material increase of cost of revenues. Refer to
Item 303(b) of
         Regulation S-K, or Section III.D of SEC Release No. 33-6835 for guidance.
Liquidity and Capital Resources, page 44

10. We note as of June 30, 2023 you had a working capital deficit of $338,552. We also note you state that you believe that your current cash and cash flow from operations will be sufficient to meet your anticipated cash needs, including your cash needs for working capital for the next 12 months from the date of this prospectus. Considering you had cash for $174,018 as of June 30, 2023 and generated $63,475 from operating activities for the year ended June 30, 2023, please revise to provide robust analyses of your ability to generate and obtain adequate amounts of cash to meet the cash requirements in the short-
         term and separately in the long-term. Refer to Item 303(b)(1) of Regulation S-K.
Cash Flows
Operating Activities, page 45

11. Your discussion of the decrease in net cash provided by operating activities merely describes the items identified on the face of the consolidated statements of cash flows.
         Please revise your discussion of net cash provided by operating activities to address the underlying drivers for the material fluctuations between periods. Refer to the Section
         IV.B.1 of SEC Release No. 33-8350 for guidance.
Management, page 63

12. We note that it appears that certain of your director nominees reside in China. Please revise to disclose any material risks relating to the difficulties in effecting service of legal process, enforcing judgments obtained in U.S. courts, and bringing claims against the company or its directors and officers.
 Henry Liu
FirstName LastNameHenry
Lakeside Holding Limited Liu
Comapany 27,
November  NameLakeside
              2023       Holding Limited
November
Page 4    27, 2023 Page 4
FirstName LastName
13. We note your disclosure that Mr. Long (Leo) Yi will serve as your chief financial officer upon the effectiveness of your registration statement. We also note your disclosure that your director nominees will serve as members of your board of directors upon the effectiveness of your registration statement. Please reconcile such disclosure with your
         Signatures page, which appears to contemplate that each such party will sign the registration statement prior to effectiveness.
Certain Relationships and Related Party Transactions, page 69

14. Please disclose in this section the amounts due from related parties as of June 30, 2023.
         Similarly, please disclose the amounts payable to related parties as of such date. For example, we note your related disclosure on page F-24.
Principal Stockholders, page 71

15. Please provide the information required by Item 403 of Regulation S-K as of the most recent practicable date. In that regard, we note that the table in this section provides information as of June 30, 2023.
Description of Capital Stock, page 73

16. We note your disclosure that you are authorized to issue up to 200,000,000 shares of common stock. However, this does not appear to be consistent with your articles of incorporation filed as Exhibit 3.1. Please revise. In addition, we note that your articles of incorporation provide that seventy-five percent of the voting shares outstanding shall be required to amend, alter, change or repeal any provision contained in the articles of incorporation. Please disclose such provision in your prospectus, and included related risk factor disclosure. Similarly, please disclose in your prospectus the provisions in your bylaws relating to the removal of directors and the acquisition of a controlling interest.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), page
F-4

17. We note from page F-14 the cost of revenue does not appear to include the depreciation expenses of your property plant and equipment. Please tell us how you believe the presentation of cost of revenues and gross profit is appropriate. Please refer to SAB Topic
         11B.
Consolidated Statements of Changes in Stockholders' Equity, page F-6

18. We note from page F-15 that before the Reorganization in August 2023, the Company has elected to be taxed as an S Corporation for federal and state income tax purposes. Please clarify where you present the undistributed earnings or losses from those periods being an
         S Corporation before the Reorganization. Please refer to SAB Topic 4B. Henry Liu
Lakeside Holding Limited
November 27, 2023
Page 5
Notes to Financial Statements
Note 4 - Property and Equipment, Net, page F-18

19. We note from your disclosures throughout the document that you operate three massive and hyper-busy regional warehousing and distribution centers in the U.S. and indicate these regional centers are self-owned. However, Note 4 to the consolidated financial statements does not show these regional centers are recorded on the balance sheets within
       Property, Plant and Equipment, rather these assets appear to be leased according to the disclosure in Note 5. Please clarify or revise accordingly.
Exhibits

20. Please file all agreements required by Item 601(b)(10) of Regulation S-K. For example, please file your lease agreements described on page 55, or tell us why you do not believe that they are required to be filed.
General

21. Please clarify the extent of your operations and any assets held in China or Hong Kong, and tell us whether the majority of your operations are in China or Hong Kong. For example, we note the following:

             American Bear Logistics appears, from its website, to maintain at least one office in
           China;
             At least two of the independent director nominees appear to be based in China;
             You disclose that during the fiscal years ended June 30, 2022 and 2023, revenues generated from the China market accounted for approximately 34.3% and 43.0% of your revenues, respectively, and you disclose that you expect revenues from your customers in Asia, particularly China, to continue to increase; and
             The registrant appears to own an interest in American Bear International Logistics
           (Wuhan) Corp.

       Please contact Steve Lo, Staff Accountant, at 202-551-3394 or Shannon Buskirk, Staff
Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at 202-551-8770 or
Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameHenry Liu
                                                            Division of
Corporation Finance
Comapany NameLakeside Holding Limited
                                                            Office of Energy &
Transportation
November 27, 2023 Page 5
cc:       Yang Ge, Esq.
FirstName LastName